Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Canada Announces Management Change

     TSX: OPC

     CALGARY, March 17 /CNW/ - OPTI Canada Inc. ("OPTI") announced today that
Sid Dykstra, President and Chief Executive Officer, will be leaving OPTI after the annual and special shareholder meeting on April 28, 2009.
     Mr. Dykstra joined OPTI in 2001. Under his leadership, OPTI developed, constructed and operated a world class oil sands upgrading facility at Long
Lake that is expected to generate sustained cash flow for over 40 years.
     "I am pleased to have had the opportunity to build and lead an organization that brought a step change to oil sands development," said Sid
Dykstra. "One of our greatest achievements has been our safety performance through construction and start-up, with credit due to everyone involved in this Project. Now as the Long Lake Project is up and running and considering that OPTI is no longer operator, it is time for me to look for new opportunities."
     The Board of Directors is pleased to announce the appointment of
Christopher Slubicki as President and Chief Executive Officer of OPTI
effective April 28, 2009. Mr. Slubicki has been a Director of OPTI since
February 1, 2007.
     Mr. Slubicki was formerly the Vice Chairman of Scotia Waterous. Mr.
Slubicki was one of the founders of Waterous & Co., a private global oil and gas investment banking firm, where he was involved in all aspects of the firm's strategic development as Senior Managing Director and Principal.
Waterous & Co. was sold to The Bank of Nova Scotia in 2005. Prior to the founding of Waterous, Mr. Slubicki held operations management and engineering positions within the oil and gas industry including Placer CEGO Petroleum Ltd.
and Chevron Canada Resources Limited. Mr. Slubicki is a director of Bonavista
Energy Trust and Insignia Energy Ltd. He holds a Masters of Business
Administration from the University of Calgary, a B.Sc. in Mechanical
Engineering from Queen's University, and is a professional engineer in
Alberta.
     "The Board wants to recognize Sid for his accomplishments in leading OPTI and turning an innovative concept into the reality of the facilities at Long
Lake today. As we move into a new phase for OPTI we look forward to the leadership that Chris will bring," said James Stanford, OPTI's Chairman.

     About OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of steam assisted gravity drainage oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas.
The Project is expected to produce 58,500 bbl/d of products (gross), primarily
39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI has a 35 percent working interest in the joint venture. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.
     Additional information regarding the Long Lake Project is available at
http://www.longlake.ca.

     Forward-Looking Statements

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies;
the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705; OPTI Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 06:00e 17-MAR-09